Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

8 March 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 3/21

Enc:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

7 March 2005

12) Total holding following this notification

50,568,252

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

6.98%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 8 March 2005

Details of Registered Holders

Capital Guardian Trust Company		2.23%
State Street Nominees Limited	3,408,831	
Bank of New York Nominees	306,412	
Northern Trust	171,000	
Chase Nominees Limited	7,920,281	
BT Globenet Nominees Ltd.	192,291	
Midland Bank plc	1,321,700	
Bankers Trust	768,200	
Barclays Bank, Barclays Global Securities Services	27,400	
Nortrust Nominees	1,106,214	
Royal Bank of Scotland	6,400	
MSS Nominees Limited	18,000	
State Street Bank & Trust Co	76,500	
Citibank NA	19,200	
ROY Nominees Limited	26,600	
Mellon Nominees (UK) Limited	317,000	
HSBC	27,913	
JP Morgan Chase Bank	418,052	
Total	16,131,994	

Capital International Limited		2.65%
State Street Nominees Limited	608,681	
Bank of New York Nominees	3,965,476	
Northern Trust	587,192	
Chase Nominees Limited	3,059,309	
Midland Bank plc	262,000	
Bankers Trust	244,842	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	1,025,091	
Morgan Guaranty	132,100	
Nortrust Nominees	2,055,614	
Royal Bank of Scotland	1,465,997	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	2,398,859	
National Westminster Bank	119,400	
Lloyds Bank	80,700	
Citibank NA	89,100	

Deutsche Bank AG	833,800	
HSBC Bank plc	593,140	
Mellon Bank N.A.	265,104	
Northern Trust AVFC	246,800	
KAS UK	42,915	
Mellon Nominees (UK) Limited	299,000	
Bank One London	261,880	
Clydesdale Bank plc	114,800	
JP Morgan Chase Bank	32,400	
Total	19,203,300	
Capital International S.A.		0.96%
State Street Nominees Limited	40,900	
Bank of New York Nominees	34,400	
Chase Nominees Limited	2,869,076	
Credit Suisse London Branch	93,600	
Midland Bank plc	593,400	
Barclays Bank, Barclays Global Securities Services	453,100	
Pictet & Cie, Geneva	40,600	
Citibank London	64,400	
Brown Bros.	78,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	194,700	
J.P. Morgan	1,274,835	
State Street Bank & Trust Co.	47,800	
National Westminster Bank	115,100	
Lloyds Bank	52,256	
RBSTB Nominees Ltd.	199,200	
Citibank NA	34,100	
Deutsche Bank AG	174,346	
HSBC Bank plc	521,840	
Total	6,958,653	
Capital International Inc.		0.45%
State Street Nominees Limited	1,350,000	
Bank of New York Nominees	126,185	
Chase Nominees Limited	103,900	
Midland Bank plc	246,700	
Brown Bros	337,700	
Nortrust Nominees	85,326	
Royal Bank of Scotland	306,200	
Sumitomo Trust & Banking	106,300	
RBSTB Nominees Ltd.	44,800	
HSBC Bank plc	119,894	
JP Morgan Chase Bank	447,300	
Total	3,274,305	
Capital Research and Management Company		0.69%
Chase Nominees Limited	5,000,000	
Total	5,000,000	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

7 March 2005

12) Total holding following this notification

Not disclosed

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

Holding fallen below 3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 8 March 2005